As filed with the Securities and Exchange Commission on October 11, 2006

Registration No.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

DG FastChannel, Inc.

(Exact name of registrant as specified in its charter)

Delaware	94-3140772
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

750 West John Carpenter Freeway, Suite 700
Irving, Texas 75039
(972) 581-2000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Scott K. Ginsburg
Chairman of the Board and Chief Executive Officer
750 West John Carpenter Freeway, Suite 700
Irving, Texas 75039
(972) 581-2000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David R. Earhart
Gardere Wynne Sewell LLP
1601 Elm Street, Suite 3000
Dallas, Texas 75201
(214) 999-4645

Approximate date of commencement of proposed sale to the public: From time to time, after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, $.001 par value per share	2,500,000	$10.955(1)	$27,387,500	$2,930.46

(1)             Estimated solely for the purpose of calculating the registration fee on the basis of the average of the high and low price paid per share of Common Stock, as reported on the Nasdaq Stock Market, Inc. on October 6, 2006, in accordance with Rule 457(c) promulgated under the Securities Act of 1933, as amended

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED OCTOBER 11, 2006

PROSPECTUS

DG FastChannel, Inc.
750 West John Carpenter Freeway, Suite 700
Irving, Texas 75039
(972) 581-2000

2,500,000 Shares of Common Stock

We may sell from time to time up to 2,500,000 shares of common stock offered by this prospectus.  We will describe the specific terms and amounts of the common stock offered in a prospectus supplement that will accompany this prospectus.  You should read both the prospectus supplement and this prospectus carefully before you invest in our common stock.

Our common stock is listed on the Nasdaq Global Market under the symbol “DGIT.”  On October 6, 2006 the closing price for the common stock as reported on Nasdaq was $10.89  per share.

Investing in our securities involves risks that are described in the section entitled “Risk Factors” beginning on page 5 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 11, 2006.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC using a shelf registration process.  Under the shelf registration process, we may offer from time to time shares of common stock.  This prospectus provides you with a general description of the securities we may offer.  Each time we offer securities, in addition to this prospectus we will provide you with a prospectus supplement that will contain specific information about the securities being offered.  The prospectus supplement may also add, update or change information contained in this prospectus.  You should read this prospectus and any prospectus supplement as well as additional information described under “Where You Can Find More Information” and “Documents Incorporated by Reference.”

You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement.  We have not authorized anyone to provide you with different information.  We are not making an offer to sell these securities in any state where the offer is not permitted.  You should not assume that the information contained in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front cover of those documents.

Unless the context otherwise requires, the terms “we,” “our,” “us,” and “the Company” refer to DG FastChannel, Inc., a Delaware corporation.

TABLE OF CONTENTS

PROSPECTUS SUMMARY

THE COMPANY

RISK FACTORS

USE OF PROCEEDS

PLAN OF DISTRIBUTION

DESCRIPTION OF SECURITIES TO BE REGISTERED

EXPERTS

LEGAL MATTERS

WHERE YOU CAN FIND MORE INFORMATION

INTERIM FINANCIAL STATEMENTS OF FASTCHANNEL NETWORKS, INC.

NOTES TO INTERIM FINANCIAL STATEMENTS OF FASTCHANNEL NETWORKS, INC.

COMBINED COMPANY UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS FOR SIX MONTHS ENDED JUNE 30, 2006

DOCUMENTS INCORPORATED BY REFERENCE

INFORMATION NOT REQUIRED IN PROSPECTUS

PROSPECTUS SUMMARY

This section contains a general summary of the information contained in this prospectus. It may not include all of the information that is important to you.  You should read the entire prospectus, any accompanying prospectus supplement and the documents incorporated by reference before making an investment decision.

The Company

We operate a nationwide digital network out of our Network Operation Center (“NOC”) located in Irving, Texas.  The network beneficially links an online media distribution network used by more than 5,000 advertisers and agencies, and over 21,000 online radio, television, cable, network and print publishing destinations across the United States and Canada.  Through the NOC, we deliver audio, video, image and data content that comprise transactions between the advertising and broadcast industries.  We offer a suite of digital technology products and services directly and through our wholly owned subsidiary StarGuide Digital Networks, Inc. (“StarGuide”).  Through StarGuide, we develop and sell proprietary digital software, hardware and communications technology, including various bandwidth satellite receivers, audio compression codes and software to operate integrated digital multimedia networks, and offers related engineering consulting services.

On May 30, 2006, the Company’s common stock was split in a 1-for-10 reverse stock split. The following selected financial data is derived from our audited financial statements and the share and per share data has been adjusted to give retroactive effect for the reverse stock split:

(in thousands, except per share amounts)

	For the years ended December 31,
	2005	2004	2003	2002	2001
Net income (loss)	$(1,090)	$3,204	$4,199	$(127,385)	$(9,029)
Basic and diluted net income (loss) per common share before cumulative effect of change in accounting principle	$(0.15)	$0.44	$0.59	$(18.01)	$(1.28)
Basic and diluted net income (loss) per common share	$(0.15)	$0.44	$0.56	$(17.99)	$(1.28)
Weighted average common shares outstanding
Basic	7,378	7,277	7,137	7,072	7,044
Diluted	7,378	7,330	7,489	7,081	7,044

Our common stock is listed on the Nasdaq Global Market under the symbol “DGIT.”  Our principal executive offices are located at 750 West John Carpenter Freeway, Suite 700, Irving, Texas 75039, and our telephone number at that address is (972) 581-2000.

The Securities We May Offer

We may offer shares of our common stock, par value $0.001 per share. In this prospectus, we provide a general description of, among other things, our dividend policy and the transfer and voting restrictions that apply to holders of our common stock.  Each time we offer securities with this prospectus, we will provide offerees with a prospectus supplement that will contain the specific terms of the securities being offered.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes or incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act.  The words “anticipate,” “believe,” “estimate,” “will,” “may,” “intend” and “expect” and similar expressions generally identify forward-looking statements.  Although we believe that our plans, intentions and expectations reflected in the forward-looking statements are reasonable, we cannot be sure that they will be achieved.  Important factors that could cause actual results to differ materially from our forward-looking statements are set forth in the section entitled “Risk Factors” in this prospectus, and in the section entitled “Risk Factors” in supplements to this prospectus.  These factors are not intended to represent a complete list of the general or specific factors that may affect us.  It should be recognized that other factors, including general economic factors and business strategies, may be significant, presently or in the future, and the factors set forth in this prospectus may affect us to a greater extent than indicated.  All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this prospectus.  Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

RISK FACTORS

In evaluating an investment in our Company, the following risk factors should be considered.

Risks Relating to the Industry

The media distribution services and products industry is divided into several distinct markets, some of which are relatively mature while others are growing rapidly. If the mature markets begin to decline at a time when the developing markets fail to grow as anticipated, it will be increasingly difficult to achieve and maintain profitability.

While the electronic distribution of media has been available for several years and growth of this market is modest, many of the products and services now on the market are relatively new. It is difficult to predict the rate at which the markets for these new products and services will grow, if at all. If the markets fail to grow, or grow more slowly than anticipated, it will be difficult for any market participant to succeed. Even if the markets do grow, it will be necessary to quickly conform existing products and services to emerging industry standards in a timely fashion.

Our marketing efforts to date with regard to our products and services have involved identification and characterization of specific market segments for these products and services with a view to determining the target markets that will be the most receptive to such products and services. We may not have correctly identified such markets and our planned products and services may not address the needs of such markets. Furthermore, our technologies, in their current forms, may not be suitable for specific applications and further design modifications, beyond anticipated changes to accommodate different markets, may be necessary. Broad commercialization of our products and services will require us to overcome significant market development hurdles, many of which we cannot predict. To achieve sustained growth, the market for our products must continue to develop and we must expand product offerings to include additional applications within the broadcast market. Potential new products and applications for existing products in new markets include distance learning and training, finance and retail. We believe that our products and services are among the first commercial products to serve the convergence of several industry segments, including digital networking, telecommunications, compression products and Internet services. However, the market may not accept these products. In addition, it is possible that:

•       the convergence of several industry segments may not continue;

•       markets may not develop as a result of such convergence; or

•       if markets develop, such markets may not develop either in a direction beneficial to our products or product positioning or within the time frame in which we expect to launch new products and product enhancements.

Because the convergence of digital networking, telecommunications, compression products and Internet services is new and evolving, the growth rate, if any, and the size of the potential market for our products cannot be predicted. If markets for these products fail to develop, develop more slowly than expected or become served by numerous competitors, or if our products do not achieve the anticipated level of market acceptance, our future growth could be jeopardized.

The industry is in a state of rapid technological change and we may not be able to keep up with the pace.

The advertisement distribution and asset management industry is characterized by extremely rapid technological change, frequent new products, service introductions and evolving industry standards. The introduction of products with new technologies and the emergence of new industry standards can render existing products obsolete and unmarketable. Our future success will depend upon our ability to enhance current products, develop and introduce new products that keep pace with technological developments and emerging industry standards and address the increasingly sophisticated needs of our customers. We may not succeed in developing and marketing product enhancements or new products that respond to technological change or emerging industry standards. We may experience difficulties that could delay or prevent the successful development, introduction and marketing of these products and services. Our products may not adequately meet the requirements of the marketplace and achieve market acceptance. If we cannot, for technological or other reasons, develop and introduce products in a timely manner in response to changing market conditions, industry standards or other customer requirements, particularly if we have pre-announced the product releases, our business, financial condition, results of operations or cash flows will be materially affected.

The marketing and sale of media distribution services and media intelligence products each involve lengthy sales cycles. This makes business forecasting extremely difficult and can lead to significant fluctuations in quarterly results.

Due to the complexity and substantial cost associated with providing integrated product solutions to provide audio, video, data and other information across a variety of media and platforms, licensing and selling products to customers typically involves a significant technical evaluation and commitment of cash and other resources. In addition, there are frequently delays associated with educating customers as to the productive applications of our products, complying with customers’ internal procedures for approving large expenditures and evaluating and accepting new technologies that affect key operations. In addition, certain foreign customers have even longer purchasing cycles that can greatly extend the amount of time it takes to place our products with these customers. Because of the lengthy sales cycle and the large size of customers’ average orders, if revenues projected from a specific customer for a particular quarter are not realized in that quarter, product revenues and operating results for that quarter could be negatively affected. Revenues will also vary significantly as a result of the timing of product purchases and introductions, fluctuations in the rate of development of new markets and new applications, the degree of market acceptance of new and enhanced versions of our products and services, and the level of use of satellite networking and other transmission systems. In addition, increased competition and the general strength of domestic and international economic conditions also impact revenues.

Because expense levels such as personnel and facilities costs, are based, in part, on expectations of future revenue levels, if revenue levels are below expectations operating results are likely to be seriously harmed.

Seasonality in buying patterns also makes forecasting difficult and can result in widely fluctuating quarterly results.

On a historical basis the industry has experienced lower sales for services in the first quarter, which is somewhat offset with higher sales in the fourth quarter due to increased customer advertising volumes for the holiday selling season. Additionally, in any single period, service revenues and delivery costs are subject to variation based on changes in the volume and mix of deliveries performed during such period. We have historically operated with little or no backlog. The absence of backlog increases the difficulty of predicting revenues and operating results. Fluctuations in revenues due to seasonality may become more pronounced as revenue increases or decreases. In addition, service revenues are influenced by political advertising, which generally occurs every two years.

The markets in which we will operate are highly competitive, and competition may increase further as new entrants enter the market while more established companies with greater resources seek to expand our market share.

The market for the distribution of audio and video transmissions has become increasingly concentrated in recent years as a result of acquisitions, which are likely to permit many competitors to devote significantly greater resources to the development and marketing of new competitive products and services. Moreover, competition among the various dub and ship houses and production studios in the market for the distribution of audio advertising spots to radio stations and the distribution of video advertising spots to television stations is intense. The principal competitive factors affecting these markets include price, quality and performance of products, the timing and success of new product introductions, the emergence of new technologies and the number and nature of competitors in a given market. In addition, the assertion of intellectual property rights by others and general market and economic conditions factor into the ability to compete successfully. Although many dub and ship houses and production studios generally do not offer electronic delivery, they often have long-standing ties to local distributors that can be difficult to replace. Many of these dub and ship houses and production studios also have greater financial, distribution and marketing resources than we and have achieved a higher level of brand recognition.

With respect to new markets, such as the delivery of other forms of content to radio and television stations, competition is likely to come from companies in related communications markets and/or package delivery markets. Some of the companies capable of offering products and services with superior functionality include telecommunications providers such as AT&T, MCI and other fiber and telecommunication companies, each of which would enjoy materially lower electronic delivery transportation costs. Competition is also likely to come from entities with package delivery expertise such as Federal Express, United Parcel Service, and DHL if any such companies enter the electronic data delivery market. Radio networks such as ABC or Westwood One could also become competitors by selling and transmitting advertisements as a complement to our content programming.

The increasingly competitive environment is likely to result in price reductions that could result in lower profits and loss of our market share.

Risks Related to the Company

We have a history of losses which must be considered in assessing our future prospects.

2003 was the first year we reported net income after having been unprofitable since our inception; we reported profit again in 2004 and a loss in 2005. In 2002, we were profitable only after excluding the effect of a change in accounting principle. We could continue to generate net losses in the future, which could depress our stock price. Decreases in revenues could occur, which could impair our ability to operate profitably in the future. Future success also depends in part on obtaining reductions in delivery and service costs, particularly our ability to continue to automate order processing and to reduce telecommunications costs. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in new and rapidly evolving markets, such as risks that the market might fail to grow, expenses relating to modifying products and services to meet industry standards as they change over time, and difficulties in gaining and maintaining market share. To address these risks, we must, among other things, respond to competitive developments, attract, retain and motivate qualified persons, continually upgrade our technologies and begin to commercialize products incorporating such technologies. We may not be successful in addressing any or all of these risks and may not be able to achieve and sustain profitability.

We may not be able to obtain additional financing to satisfy our future capital expenditure needs.

We intend to continue making capital expenditures to produce and install various equipment required by our customers to receive our services and to introduce additional services. We also expect to make capital expenditures related to mergers. In addition, we will continue to analyze the costs and benefits of acquiring certain additional businesses, products or technologies that we may from time to time identify, and our related ability to finance these acquisitions. Assuming that we do not pursue one or more additional acquisitions funded by internal cash reserves, we anticipate that upon completion of a merger we will have funds available under new credit agreements in amounts that should be adequate to satisfy our capital requirements.  We may require additional capital sooner than currently anticipated and may not be able to obtain additional funds adequate for our capital needs. Our capital needs depend upon numerous factors, including:

•       the progress of our product development activities;

•       the progress of product development activities related to products of any acquired companies;

•       the cost of increasing our sales and marketing activities; and

•       the amount of revenues generated from operations.

We cannot predict any of the foregoing factors with certainty. In addition, we cannot predict the precise amount of future capital that we will require, particularly if we pursue one or more additional acquisitions. Furthermore, additional financing may not be available to us, or if it is available, it may not be available on acceptable terms. Our inability to obtain financing for additional acquisitions on acceptable terms may prevent us from completing advantageous acquisitions and consequently could seriously harm our prospects and future rates of growth. Inability to obtain additional funding for continuing operations or an acquisition would seriously harm our business, financial condition and results of operations. Consequently, we could be required to:

•       significantly reduce or suspend our operations;

•       seek an additional merger partner; or

•       sell additional securities on terms that are highly dilutive to our stockholders.

Our business is highly dependent upon radio and television advertising. If demand for, or margins from, our radio and television advertising delivery services decline, our business results will decline.

We expect that a significant portion of our revenues will continue to be derived from the delivery of radio and television advertising spots from advertising agencies, production studios and dub and ship houses to radio and television stations in the United States. A decline in demand for, or average selling prices of, our radio and television advertising delivery services for any of the following reasons, or otherwise, would seriously harm our business:

•       competition from new advertising media;

•       new product introductions or price competition from competitors;

•       a shift in purchases by customers away from our premium services; and

•       a change in the technology used to deliver such services.

Additionally, we are dependent on our relationship with the radio and television stations in which we have installed communications equipment. Should a substantial number of these stations go out of business, experience a change in ownership or discontinue the use of our equipment in any way, our revenues and results of operations would decline.

If we are not able to maintain and improve service quality, our business and results of operations will be susceptible to decline.

Our business will depend on making cost-effective deliveries to broadcast stations within the time periods requested by our customers. If we are unsuccessful in making these deliveries, for whatever reason, a station might be prevented from selling airtime that it otherwise could have sold. Stations may assert claims for lost air-time in these circumstances and dissatisfied advertisers may refuse to make further deliveries through us in the event of a significant occurrence of lost deliveries, which would result in a decrease in our revenues or an increase in our expenses, either of which could lead to a reduction in net income or an increase in net loss. Although we expect that we will maintain insurance against business interruption, such insurance may not be adequate to protect us from significant loss in these circumstances or from the effects of a major catastrophe (such as an earthquake or other natural disaster), which could result in a prolonged interruption of our business. Our ability to make deliveries to stations within the time periods requested by customers depends on a number of factors, some of which will be outside of our control, including:

•       equipment failure;

•       interruption in services by telecommunications service providers; and

•       inability to maintain our installed base of audio and video units that will comprise our distribution network.

The market price of our common stock is likely to continue to be volatile.

Some of the factors that may cause the market price of our common stock to fluctuate significantly include:

•       the addition or departure of key Company personnel;

•       variations in our quarterly operating results;

•       announcements by us or our competitors of significant contracts, new or enhanced products or service offerings, acquisitions, distribution partnerships, joint ventures or capital commitments;

•       changes in financial estimates by securities analysts;

•       changes in market valuations of networking, Internet and telecommunications companies;

•       fluctuations in stock market prices and trading volumes, particularly fluctuations of stock prices quoted on the Nasdaq Global Market; and

•       sale of a significant number of shares of Company common stock by us or our significant holders.

Sales of substantial amounts of the Company’s common stock in the public market after the merger could adversely affect the market price of our common stock.

Approximately 10,241,900 of the total shares of common stock are outstanding and are freely tradable, and approximately 1,673,940 additional shares will become freely tradable at various times over the 180-day lock-up period following June 1, 2006.  The sale of substantial amounts of these shares (including a possible 276,780 shares issuable upon exercise of outstanding DG FastChannel options as of December 31, 2005) may cause substantial fluctuations in the price of our common stock.  In addition, once the lock-up period expires completely, sales of a substantial number of shares within a short period of time could cause the stock price to fall.  Because investors would be more reluctant to purchase shares of DG FastChannel common stock following substantial sales, the sale of these shares also could impair its ability to raise capital through the sale of additional stock.

If we are unable to enter into or develop strategic relationships in key industry segments, this could adversely impact our operating results.

Our strategy depends in part on the development of strategic relationships with leading companies in key industry segments, including media broadcasters and digital system providers. We may not be able to successfully form or enter into such relationships, which may jeopardize our ability to generate sales of our products or services in those segments. Specific product lines are dependent to a significant degree on strategic alliances and joint ventures formed with other companies. Various factors could limit our ability to enter into or develop strategic relationships, including, but not limited to, our relatively short operating history, history of losses and the resources available to our competitors.

Insiders have substantial control over us which could limit others’ ability to influence the outcome of key transactions, including changes in control.

Our executive officers and directors and the respective affiliates own approximately 22% of our common stock. As a result, these stockholders may be able to control or significantly influence all matters requiring stockholder approval, including the election of directors and the approval of significant corporate transactions. Such concentration of ownership may have the effect of delaying or preventing a change in control of us even if a change of control is in the best interest of all stockholders.

Our business may be adversely affected if we are not able to protect our intellectual property rights from third-party challenges.

We cannot assure that our intellectual property does not infringe on the proprietary rights of third parties. The steps taken to protect our proprietary information may not prevent misappropriation of such information, and such protection may not preclude competitors from developing confusingly similar brand names or promotional materials or developing products and services similar to ours. We consider our trademarks, copyrights, advertising and promotion design and artwork to be of value and important to our businesses. We rely on a combination of trade secret, copyright and trademark laws and nondisclosure and other arrangements to protect our proprietary rights. We generally enter into confidentiality or license agreements with our distributors and customers and limit access to and distribution of our software, documentation and other proprietary information. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or obtain and use information that we regard as proprietary. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States.

While we believe that our trademarks, copyrights, advertising and promotion design and artwork do not infringe upon the proprietary rights of third parties, we may still receive future communications from third parties asserting that we are infringing, or may be infringing, on the proprietary rights of third parties. Any such claims, with or without merit, could be time-consuming, require us to enter into royalty arrangements or result in costly litigation and diversion of management attention. If such claims are successful, we may not be able to obtain licenses necessary for the operation of our business, or, if obtainable, such licenses may not be available on commercially reasonable terms, either of which could prevent our ability to operate our business.

We may enter into or seek to enter into business combinations and acquisitions that may be difficult to integrate, disrupt our business, dilute stockholder value or divert management attention.

We recently acquired FastChannel Network Inc., which became our wholly owned subsidiary.  Our business strategy will include the acquisition of additional complementary businesses and product lines. Any such acquisitions would be accompanied by the risks commonly encountered in such acquisitions, including:

•       the difficulty of assimilating the operations and personnel of the acquired companies;

•       the potential disruption of our business;

•       the inability of our management to maximize our financial and strategic position by the successful incorporation of acquired technology and rights into our product and service offerings;

•       difficulty maintaining uniform standards, controls, procedures and policies;

•       the potential loss of key employees of acquired companies; and

•       the impairment of relationships with employees and customers as a result of changes in management and operational structure.

We may not be able to successfully complete any acquisition or, if completed, the acquired business or product line may not be successfully integrated with our operations, personnel or technologies. Any inability to successfully integrate the operations, personnel and technologies associated with an acquired business and/or product line may negatively affect our business and results of operation. We may dispose of any of our businesses or product lines in the event that we are unable to successfully integrate them, or in the event that management determines that any such business or product line is no longer in our strategic interests.

Failure to manage future growth could hinder the future success of our business.

Our personnel, systems, procedures and controls may not be adequate to support our existing as well as future operations. To accommodate any potential future growth and to compete effectively and manage future growth, if any, we will need to continue to implement and improve our operational, financial and management information systems, procedures and controls on a timely basis and to expand, train, motivate and manage our work force. We must also continue to further develop our products and services while implementing effective planning and operating processes, such as continuing to implement and improve operational, financial and management information systems; hiring and training additional qualified personnel; continuing to expand and upgrade our core technologies; and effectively managing multiple relationships with various customers, joint venture and technological partners and other third parties.

We will depend on key personnel to manage the business effectively, and if we are unable to retain our key employees or hire additional qualified personnel, our ability to compete could be harmed.

Our future success will depend to a significant extent upon the services of Scott K. Ginsburg, Chairman of the Board and Chief Executive Officer; and Omar A. Choucair, Chief Financial Officer. Uncontrollable circumstances, such as the death or incapacity of any key executive officer, could have a serious impact on our business.

Our future success will also depend upon our ability to attract and retain highly qualified management, sales, operations, technical and marketing personnel. At the present time there is, and will continue to be, intense competition for personnel with experience in the markets applicable to our products and services. Because of this intense competition, we may not be able to retain key personnel or attract, assimilate or retain other highly qualified technical and management personnel in the future. The inability to retain or to attract additional qualified personnel as needed could have a considerable impact on our business.

Certain provisions of our bylaws may have anti-takeover effects that could prevent a change in control even if the change would be beneficial to its shareholders.

The Company has a classified board which might, under certain circumstances, discourage the acquisition of a controlling interest of its stock because such acquirer would not have the ability to replace these directors except as the term of each class expires.  The directors are divided into three classes with respect to the time for which they hold office. The term of office of one class of directors expires at each annual meeting of stockholders. At each annual meeting of stockholders, directors elected to succeed those directors whose terms then expire are elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election.

Our board of directors may issue, without stockholder approval, preferred stock with rights and preferences superior to those applicable to the common stock.

Our certificate of incorporation includes a provision for the issuance of ‘‘blank check’’ preferred stock.  This preferred stock may be issued in one or more series, with each series containing such rights and preferences as the board of directors may determine from time to time, without prior notice to or approval of stockholders.  Among others, such rights and preferences might include the rights to dividends, superior voting rights, liquidation preferences and rights to convert into common stock.  The rights and preferences of any such series of preferred stock, if issued, may be superior to the rights and preferences applicable to the common stock and might result in a decrease in the price of the common stock.

Our business is highly dependent on electronic video advertising delivery service deployment.

Inability to maintain units necessary for the receipt of electronically delivered video advertising content in an adequate number of television stations or to capture market share among content delivery customers, which may be the result of price competition, new product introductions from competitors or otherwise, would be detrimental to our business objectives and deter future growth. We have made a substantial investment in upgrading and expanding our Network Operating Center, or “NOC,” and in populating television stations with the units necessary for the receipt of electronically delivered video advertising content. However, we cannot assure our stockholders that the maintenance of these units will cause this service to achieve adequate market acceptance among customers that require video advertising content delivery.

In addition, we believe that to more fully address the needs of potential video delivery customers we will need to develop a set of ancillary services that typically are provided by dub and ship houses. These ancillary services include cataloging, physical archiving, closed-captioning, modification of slates and format conversions. We will need to provide these services on a localized basis in each of the major cities in which we provide services directly to agencies and advertisers. We currently provide certain of such services to a portion of our customers through our facilities in New York, Los Angeles, Detroit and Chicago. However, we may not be able to successfully provide these services to all customers in those markets or any other major metropolitan area at competitive prices. Additionally, we may not be able to provide competitive video distribution services in other United States markets because of the additional costs and expenses necessary to do so and because we may not be able to achieve adequate market acceptance among current and potential customers in those markets.

While we are taking the steps we believe are required to achieve the network capacity and scalability necessary to deliver video content reliably and cost effectively as video advertising delivery volume grows, we may not achieve such goals because they are highly dependent on the services provided by our telecommunication providers and the technological capabilities of both our customers and the destinations to which content is delivered. If our telecommunication providers are unable or unwilling to provide the services necessary at a rate we are willing to pay or if our customers and/or our delivery destinations do not have the technological capabilities necessary to send and/or receive video content, our goals of adequate network capacity and scalability could be jeopardized.

In addition, we may be unable to retain current audio delivery customers or attract future audio delivery customers who may ultimately demand delivery of both media content unless we can successfully continue to develop and provide video transmission services. The failure to retain such customers could result in a reduction of revenues, thereby decreasing our ability to achieve and maintain profitability.

We depend upon a number of single or limited-source suppliers, and our ability to produce audio and video distribution equipment could be adversely impacted if those relationships were discontinued.

We rely on fewer than five single or limited-source suppliers for integral components used in the assembly of our audio and video units. Although these suppliers are generally large, well-financed organizations, in the event that a supplier were to experience financial or operational difficulties that resulted in a reduction or interruption in component supply to us, this would delay our deployment of audio and video units. We rely on our suppliers to manufacture components for use in our products. Some of our suppliers also sell products to our competitors and may in the future become our competitors, possibly entering into exclusive arrangements with our existing competitors. In addition, our suppliers may stop selling our products or components to us at commercially reasonable prices or completely stop selling our products or components to us. If a reduction or interruption of supply were to occur, it could take a significant period of time for us to qualify an alternative subcontractor, redesign our products as necessary and contract for the manufacture of such products. This would have the effect of depressing our business until we was able to establish sufficient component supply through an alternative source. We believe that there are currently alternative component manufacturers that could supply the components required to produce our products, but based on the financial condition and service levels of our current suppliers, we do not feel the need to pursue agreements or understandings with such alternative sources or pursue long-term contracts with our current suppliers. We have experienced component shortages in the past, and material component shortages or production or delivery delays may occur in the future.

If we were no longer able to rely on our existing providers of transmissions services, our business and results of operations could be materially and adversely affected.

We obtain our local access transmission services and long distance telephone access through contracts with Sprint and MCI that expire in 2007 and 2006, respectively. These agreements with Sprint and MCI provide for reduced pricing on various services provided in exchange for minimum purchases under the contracts of $1.0 million for each year of the Sprint contract and $0.5 million for 2006 for MCI. The agreements provide for certain achievement credits once specified purchase levels are met. Any material interruption in the supply or a material change in the price of either local access or long distance carrier service could increase costs or cause a significant decline in revenues, thereby decreasing our operating results.

We face various risks associated with purchasing satellite capacity.

As part of our strategy of providing transmittal of audio, video, data and other information using satellite technology, we periodically purchase satellite capacity from third parties owning satellite systems. Although our management attempts to match these expenditures against anticipated revenues from sales of products to customers, they may not be successful at estimating anticipated revenues, and actual revenues from sales of products may fall below expenditures for satellite capacity. In addition, the purchases of satellite capacity require a significant amount of capital. Any inability to purchase satellite capacity or to achieve revenues sufficient to offset the capital expended to purchase satellite capacity may make our business more vulnerable and significantly affect financial condition and results of operations.

If the existing relationship with Clear Channel Satellite Services is terminated, or if Clear Channel Satellite Services fails to perform as required under its agreement with us, our business could be interrupted.

We have designed and developed the necessary software to enable our current video delivery systems to receive digital satellite transmissions over the AMC-9 satellite system. However, the Clear Channel satellite system may not have the capacity to meet our future delivery commitments and broadcast quality requirements on a cost-effective basis, if at all. We have a non-exclusive agreement with Clear Channel that expires in June 2010. The agreement provides for fixed pricing on dedicated bandwidth and gives us access to satellite capacity for electronic delivery of digital audio and video transmissions by satellite. Clear Channel is required to meet performance specifications as outlined in the agreement, and we are given a credit allowance for future fees if Clear Channel does not meet these requirements. The agreement states that Clear Channel can terminate the agreement if we do not make timely payments or become insolvent.

Certain of our products depend on satellites; any satellite failure could result in interruptions of our service that could negatively impact our business and reputation.

A reduction in the number of operating satellites or an extended disruption of satellite transmissions would impair the current utility of the accessible satellite network and the growth of current and additional market opportunities. Satellites and its ground support systems are complex electronic systems subject to weather conditions, electronic and mechanical failures and possible sabotage. The satellites have limited design lives and are subject to damage by the hostile space environment in which they operate. The repair of damaged or malfunctioning satellites is nearly impossible. If a significant number of satellites were to become inoperable, there could be a substantial delay before they are replaced with new satellites. In addition, satellite transmission can be disrupted by natural phenomena causing atmospheric interference, such as sunspots.

Certain of our products rely on signals from satellites, including, but not limited to, satellite receivers and head-end equipment. Any satellite failure could result in interruptions of our service, negatively impacting our business. We attempt to mitigate this risk by having our customers procure their own agreements with satellite providers.

DG FastChannel determined its disclosure controls and procedures were not effective as of December 31, 2004.  In the event a material weakness occurs again in the future, our financial statements and results of operations could be materially impacted.

For the year ended December 31, 2004, we determined that our disclosure controls and procedures were not effective, and we identified a material weakness in our internal controls over financial reporting for income taxes as of December 31, 2004. In the event that this or any other material weakness occurs in the future, our financial statements and results of operations could be materially impacted, either of which could result in a decrease in our stock price.

USE OF PROCEEDS

We will use the net proceeds from the sale of securities that we may offer with this prospectus and any accompanying prospectus supplement for general corporate purposes.  General corporate purposes may include capital expenditures, repayment of debt, possible acquisitions, investments, repurchase of our capital stock and any other purposes that we may specify in any prospectus supplement.  We may invest the net proceeds temporarily until we use them for their stated purpose.  We expect to incur expenses in connection with this offering in the amount of approximately $50,000 for registration, legal, accounting and miscellaneous fees and expenses.

PLAN OF DISTRIBUTION

We may sell shares of our common stock through underwriters, agents, dealers, or directly to one or more purchasers.  We may distribute these securities from time to time in one or more transactions, including block transactions and transactions on The Nasdaq Global Market or any other organized market where the securities may be traded.  The securities may be sold at a fixed price or prices, at market prices prevailing at the times of sale, at prices related to these prevailing market prices or at negotiated prices.  Any such price may be changed from time to time.

The prospectus supplement for the securities will describe that offering, including:

•                                          the identity of any underwriters, dealers or agents who purchase securities, as required;

•                                          the amount of securities sold, the public offering price and consideration paid, and the proceeds we will receive from that sale;

•                                          the place and time of delivery for the securities being sold;

•                                          whether or not the securities will trade on any securities exchanges or The Nasdaq Global Market;

•                                          the amount of any compensation, discounts or commissions to be received by underwriters, dealers or agents, any other items constituting underwriters’ compensation, and any discounts or concessions allowed or reallowed or paid to dealers;

•                                          the terms of any indemnification provisions, including indemnification from liabilities under the federal securities laws; and

•                                          any other material terms of the distribution of securities.

Use of Underwriters, Agents and Dealers

We may offer the securities to the public through one or more underwriting syndicates represented by one or more managing underwriters, or through one or more underwriters without a syndicate.  If underwriters are used in the sale, we will execute an underwriting agreement with those underwriters relating to the securities that we will offer and will name the underwriters and describe the terms of the transaction in the prospectus supplement.  The securities subject to the underwriting agreement will be acquired by the underwriters for their own account and may be resold by them, or their donees, pledgees, or transferees, from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale.  Subject to conditions specified in the underwriting agreement, underwriters will be obligated to purchase all of these securities if any are purchased or will act on a best efforts basis to solicit purchases for the period of their appointment, unless we state otherwise in the prospectus supplement.

We may authorize underwriters to solicit offers by institutions to purchase the securities subject to the underwriting agreement from us at the public offering price stated in the prospectus supplement under delayed delivery contracts providing for payment and delivery on a specified date in the future.  If we sell securities under delayed delivery contracts, the prospectus supplement will state that as well as the conditions to which these delayed delivery contracts will be subject and the commissions payable for that solicitation.

Underwriters may sell these securities to or through dealers.  Alternatively, we may sell the securities in this offering directly to one or more dealers, who would act as a principal or principals.  Dealers may then resell such securities to the public at varying prices to be determined by the dealers at the time of the resale.

We may also sell the securities offered with this prospectus through other agents designated by us from time to time.  We will identify any agent involved in the offer or sale of these securities who may be deemed to be an underwriter under the federal securities laws, and describe any commissions or discounts payable by us to these agents, in the prospectus supplement.  Any such agents will be obligated to purchase all of these securities if any are purchased or will act on a best efforts basis to solicit purchases for the period of their appointment, unless we state otherwise in the prospectus supplement.

In connection with the sale of the securities offered with this prospectus, underwriters, dealers or agents may receive compensation from us, or from purchasers of the securities for whom they may act as agents, in the form of discounts, concessions or commissions.  These discounts, concessions or commissions may be changed from time to time.  Underwriters, dealers and/or agents may engage in transactions with us, or perform services for us, in the ordinary course of business, and may receive compensation in connection with those arrangements.  In the event any underwriter, dealer or agent who is a member of the National Association of Securities Dealers participates in a public offering of these securities, the maximum commission or discount to be received by any such NASD member or independent broker-dealer will not be greater than 8% of the offering proceeds from securities offered with this prospectus.

The underwriters, dealers, agents or purchasers that participate in the distribution of the securities may be deemed to be underwriters under the Securities Act.  Broker-dealers or other persons acting on behalf of parties that participate in the distribution of the securities may also be deemed to be underwriters.  Any discounts or commissions received by them and any profit on the resale of the securities received by them may be deemed to be underwriting discounts and commissions under the Securities Act.

Underwriters and purchasers that are deemed underwriters under the Securities Act may engage in transactions that stabilize, maintain or otherwise affect the price of the securities, including the entry of stabilizing bids or syndicate covering transactions or the imposition of penalty bids.  Such purchasers will be subject to the applicable provisions of the Securities Act and Exchange Act and the rules and regulations thereunder, including Rule 10b-5 and Regulation M.  Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to those securities.  In addition, the anti-manipulation rules under the Exchange Act may apply to sales of the securities in the market.  All of the foregoing may affect the marketability of the securities and the ability of any person to engage in market-making activities with respect to the securities.

Indemnification and Contribution

We may provide underwriters, agents, dealers or purchasers with indemnification against civil liabilities, including liabilities under the Securities Act, or contribution with respect to payments that the underwriters, agents, dealers or purchasers may make with respect to such liabilities.

DESCRIPTION OF SECURITIES TO BE REGISTERED

A description of our common stock has been incorporated by reference to our registration statement on Form S-4, as filed with the Commission on May 3, 2006.

EXPERTS

The consolidated financial statements and schedule of DG FastChannel, Inc. f/k/a Digital Generation Systems, Inc. and subsidiaries as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, and the statements of operations, divisional equity and cash flows of Media DVX, Inc. for each of the years ended December 31, 2004 and 2003, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

FastChannel Network, Inc.’s consolidated financial statements as of and for the years ended December 31, 2005 and 2004 incorporated by reference herein have been audited by Vitale, Caturano & Company, Ltd., independent accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

The audited historical consolidated financial statements of FastChannel Network, Inc. for the year ended December 31, 2003, included in DG FastChannel Inc.’s Registration Statement on Form S-4/A, filed on May 3, 2006, incorporated in this Prospectus by reference to such Registration Statement on Form S-4, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed on for us by Gardere Wynne Sewell LLP.

WHERE YOU CAN FIND MORE INFORMATION

Because we are subject to the informational requirements of the Exchange Act, we file reports, proxy statements and other information with the SEC.  You may read and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549.  You may also obtain copies of those materials at prescribed rates from the public reference section of the SEC at 450 Fifth Street, Washington, D.C. 20549.  The public may obtain information on the operation of the public reference room by calling the SEC at (800) SEC-0330.  In addition, we are required to file electronic versions of those materials with the SEC through the SEC’s EDGAR system.  The SEC maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the securities offered with this prospectus. This prospectus does not contain all of the information in the registration statement, parts of which we have omitted, as allowed under the rules and regulations of the SEC.  You should refer to the registration statement for further information with respect to us and our securities.  Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of each contract or document filed as an exhibit to the registration statement.  Copies of the registration statement, including exhibits, may be inspected without charge at the SEC’s principal office in Washington, D.C., and you may obtain copies from this office upon payment of the fees prescribed by the SEC.

We will furnish without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request, a copy of the information that has been incorporated by reference into this prospectus (except exhibits, unless they are specifically incorporated by reference into this prospectus).  You should direct any requests for copies to DG FastChannel, Inc., 750 West John Carpenter Freeway, Suite 700, Irving, Texas 75039, (972) 581-2000.

INTERIM FINANCIAL STATEMENTS OF FASTCHANNEL NETWORK, INC.

We are providing the following interim financial statements for FastChannel Network, Inc., (“FastChannel”) which we acquired on June 1, 2006.  The results of FastChannel’s operations have been included in our results since the acquisition and were reported in our quarterly report on Form 10-Q for the quarter ended June 30, 2006, which is being incorporated by reference.  The following financial statements are being provided pursuant to Rule 3-05 of Regulation S-X.

FastChannel Network, Inc.
Consolidated Balance Sheets

	As of March 31, 2006	As of December 31, 2005
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$1,095,238	$1,262,450
Accounts receivable, net of allowance for doubtful accounts of $208,953 and $261,428 at March 31, 2006 and December 31, 2005, respectively	3,789,448	4,835,626
Inventory - tape stock	197,322	210,253
Restricted cash	343,100	453,437
Prepaid expenses and other current assets	519,683	431,048
Total current assets	5,944,791	7,192,814

Property and equipment, net	7,489,033	8,428,771
Capitalized software, net	2,318,220	2,278,366
Goodwill, net	7,033,112	7,033,113
Restricted cash	950,955	950,956
	17,791,320	18,691,206
	$23,736,111	$25,884,020

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$3,364,718	$3,534,279
Accrued expenses and other current liabilities	727,046	695,713
Capital lease payable	150,843	151,102
Line of credit	2,730,698	2,480,760
Note payable - equipment line of credit	900,000	1,800,000
Senior subordinated debt due to stockholder	1,000,000	1,000,000
Subordinated debt, net of applicable discount	3,307,290	3,285,698
Deferred revenue	766,555	672,929
Total current liabilities	12,947,150	13,620,481

Deferred rent	554,310	508,717
Capital lease payable	282,694	331,370
	837,004	840,087

Total liabilities	13,784,154	14,460,568

Redeemable convertible preferred stock	39,977,477	39,929,582

Stockholders’ deficit:
Common stock, $.01 par value, 80,404,648 shares authorized; 9,040,700 and 8,466,069 shares issued and outstanding at March 31, 2006 and December 31, 2006, respectively	90,407	84,661
Class B (nonvoting) common stock, $.01 par value, 275,000 shares authorized; 259,293 shares issued and outstanding	2,593	2,593
Additional paid-in capital	10,252,210	10,300,105
Receivable from stockholder	—	—
Deferred compensation	—	—
Accumulated deficit	(40,357,082)	(38,882,458)
Accumulated other comprehensive income	(13,648)	(11,031)
Total stockholders’ deficit	(30,025,520)	(28,506,130)
Total redeemable convertible preferred stock and stockholders’ deficit	9,951,957	11,423,452
	$23,736,111	$25,884,020

FastChannel Network, Inc.
Consolidated Statements of Operation

	Three Months Ended March 31,
	2006	2005
	(Unaudited)	(Unaudited)
Revenue:
Transaction fees	$4,788,667	$6,020,939
Subscription and membership fees	888,568	784,603
Total revenues	5,677,235	6,805,542

Cost of revenues:
Transaction services	2,659,626	2,801,484
Subscription and membership fees	48,667	9,688
	2,708,293	2,811,172

Operating expenses:
Selling and marketing	1,092,995	1,134,019
Product development	921,817	1,332,409
General and administrative	1,042,149	1,730,559
Depreciation and amortization	1,193,793	1,071,379
	4,250,754	5,268,366
Loss from operations	(1,281,812)	(1,273,996)

Other income (expense):
Interest expense	(192,812)	(101,378)
Net Loss	$(1,474,624)	$(1,375,374)

FastChannel Network, Inc.
Consolidated Statements of Cashflows

	Three Months Ended March 31,
	2006	2005
Cash flows from operating activities:
Net income (loss) from operations	$(1,474,624)	$(1,375,374)

Adjustment to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	1,193,793	1,071,378
Amortization of convertible note discount	21,591	22,359
Increase or (Decrease) in assets and liabilities:
accounts receivable	1,046,178	156,446
prepaid expenses and other assets	34,635	(531,003)
accounts payable	(169,559)	552,254
accrued expenses	(107,998)	(364,201)
interest payable	90,395	9,325
deferred revenue	93,626	57,952
deferred rent	45,592	71,494
Net cash provided by (used in) operating activities	773,629	(329,370)

Cash flows from investing activities:
Purchases of property and equipment	(570)	(1,999,434)
Capitalized Software Development Costs	(293,339)	(459,115)
Net cash provided by (used in) investing activities	(293,909)	(2,458,549)

Cash flows from financing activities:
Line of Credit Advances (Payments)	249,938	825,000
Proceeds from Term Debt	—	2,000,000
Payments of Term Debt	(900,000)	—
Proceeds from issuance of Subordinated Debt	0	1,000,000
Proceeds from the issuance of Common Stock	5,745	—
Net cash provided by (used in) financing activities	(644,317)	3,825,000
Effect of exchange rate changes on cash and cash equivalents	(2,615)	—
Net increase (decrease) in cash and cash equivalents	(167,212)	1,037,081

Cash and Cash Equivalents, beginning of period	1,262,450	6,778,915

Cash and Cash Equivalents, end of period	$1,095,238	$7,815,996

NOTES TO INTERIM FINANCIAL STATEMENTS OF FASTCHANNEL NETWORK, INC.

Description of Business

FastChannel was incorporated as a Delaware corporation in 2000. The operations of FastChannel are designed to provide a fully integrated advertisement distribution and asset management system through a web-based software platform that streamlines the creation, distribution and management of digital advertising assets.  FastChannel's revenue is derived primarily from transaction fees charged for the distribution of advertisements between newspapers, radio stations, television stations and advertisers and from subscription and membership fees.

Basis of Presentation

The interim financial statements have been prepared by the Company without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. However, the Company believes that the disclosures are adequate to make the information presented not misleading. The unaudited condensed consolidated financial statements reflect all adjustments, which are, in the opinion of management, of a normal and recurring nature and necessary to fairly state FastChannel’s financial position, results of operations and cash flows for the periods presented. These condensed consolidated financial statements of FastChannel should be read in conjunction with the financial statements and the notes thereto of FastChannel that were included in the Company’s Registration Statement on Form S-4 filed on May 3, 2006.

Share-based Compensation

Effective for the first quarter of 2006, FastChannel adopted SFAS No. 123-R, “Share-Based Payments”, which is a revision of SFAS No. 123 “Accounting for Stock-Based Compensation.”  The adoption of SFAS 123-R had an immaterial impact on FastChannel’s Statement of Operations.  FastChannel has also considered the pro forma effect of stock-based employee compensation expense for the three months ended March 31, 2005, noting its effect was also immaterial.

COMBINED COMPANY UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED STATEMENT OF OPERATIONS

The Combined Company unaudited pro forma condensed consolidated statement of operations gives effect to the merger as if the transactions had occurred on January 1, 2006 and is presented for the six months ended June 30, 2006.  It does not purport to represent what the financial results of operations actually would have been if the merger had occurred as of such date, or what such results will be for any future periods.

Periods shown in the Combined Company unaudited pro forma condensed consolidated statement of operations include the stand alone five months ended May 31, 2006 of FastChannel, and the month ended June 30, 2006 of FastChannel, which is included in the operating results of DG FastChannel.

The Combined Company unaudited pro forma statement of operations should be read in conjunction with the historical financial statements and the accompanying notes thereto of DG Systems and FastChannel, as well as the Combined Company unaudited pro forma financial statements as of December 31, 2005 and for the year then ended, all of which are included in Form S-4/A, incorporated by reference herein.  The Combined Company unaudited pro forma condensed consolidated statement of operations does not reflect any cost savings, restructuring charges or other economic efficiencies that may occur as a result of the merger.

The Combined Company unaudited pro forma condensed consolidated balance sheet as of June 30, 2006 has been omitted, since the June 30, 2006 balance sheet of DG FastChannel is included on our quarterly report on Form 10-Q for the quarter ended June 30, 2006, also incorporated by reference herein.

COMBINED COMPANY UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED STATEMENT OF OPERATIONS
FOR SIX MONTHS ENDED JUNE 30, 2006

(in thousands, except per share amounts)

	Historical Results
	DG Systems	FastChannel	Pro Forma Adjustments		Pro Forma Combined

Revenues:	$30,682	$9,480			$40,162
Costs and expenses:
Cost of revenues	15,433	4,419			19,852
Sales and marketing	2,040	1,472			3,512
Research and development	685	1,729			2,414
General and administrative	4,719	2,246			6,965
Depreciation and amortization	3,700	1,949	375	(1)	6,024
Total costs and expenses	26,577	11,815	375		38,767

Income (loss) from operations	4,105	(2,335)	(375)		1,395

Other (income) expense:
Interest expense	1,133	717	120	(2)	1,970

Net income (loss) before provision for income taxes	2,972	(3,052)	(495)		(575)

Provision (benefit) for income taxes	1,130	—	—	(3)	1,130

Net income (loss)	$1,842	$(3,052)	$(495)		$(1,705)

Basic net income per common share	$0.22				($0.14)
Diluted net income per common share	$0.22				($0.14)

Basic weighted average common shares outstanding	8,285		4,339		12,624
Diluted average common shares outstanding	8,286		4,339		12,624

Pro Forma Adjustments

(1)            Records additional amortization expense related to purchased intangibles to reflect a purchase date of January 1, 2006

(2)            Reflects additional interest expense from debt issued as part of the merger agreement.

(3)            Reflects DG Systems' historical tax benefit, without recognizing further benefit for acquired losses until the Combined Company's tax position can be completely assessed.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents.  We incorporate by reference in this prospectus the information contained in the following documents:

•                        our annual report on Form 10-K for the fiscal year ended December 31, 2005, filed with the SEC on March 28, 2006;

•                        our annual report on Form 10-K/A Amendment No. 2 for the fiscal year ended December 31, 2004, filed with the SEC on January 20, 2006;

•                        our quarterly report on Form 10-Q for the quarter ended March 31, 2006, filed with the SEC on May 15, 2006;

•                        our quarterly report on Form 10-Q for the quarter ended June 30, 2006, filed with the SEC on August 14, 2006;

•                        our current report on Form 8-K filed on September 28, 2006;

•                        our report on Form 8-K filed on August 9, 2006;

•                        our report on Form 8-K filed on June 27, 2006;

•                        our report on Form 8-K filed on June 1, 2006;

•                        our report on Form 8-K filed on May 12, 2006;

•                        our report on Form 8-K filed on May 3, 2006;

•                        our report on Form 8-K filed on May 1, 2006;

•                        our report on Form 8-K filed on March 17, 2006;

•                        our report on Form 8-K filed on February 17, 2006;

•                        our report on Form 8-K filed on February 9, 2006;

•                        our Registration Statement on Form S-4/A No. 6, registration number 333-131078, filed on May 3, 2006 which includes the historical financial statements of FastChannel Network, Inc.; and

•                        all documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15 of the Exchange Act (a) after the filing date of the initial registration statement of which this prospectus is a part and before the effectiveness of the registration statement and (b) after the effectiveness of the registration statement and before all of the shares registered under the registration statement are sold.

You may request a copy of these filings, at no cost, by writing or telephoning us at DG FastChannel, Inc., 750 West John Carpenter Freeway, Suite 700, Irving, Texas 75039, Attention: Corporate Secretary, (972) 581-2000.

Information that we file later with the SEC and that is incorporated by reference in this prospectus will automatically update information contained in this prospectus or that was previously incorporated by reference into this prospectus.  You will be deemed to have notice of all information incorporated by reference in this prospectus as if that information was included in this prospectus.

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement.  We have not authorized any person to provide you with different information.  We are not making an offer of these securities in any state where offers are not permitted.  You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any time subsequent to the date of this prospectus.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.               Other Expenses of Issuance and Distribution.

The following table sets forth the various expenses payable by the Registrant in connection with the sale and distribution of the securities being registered hereby.  All amounts are estimated except the Securities and Exchange Commission registration fee.

Securities and Exchange Commission registration fee	$2,930
Printing and engraving expenses	2,500
Accounting fees and expenses	15,000
Legal fees and expenses	15,000
Miscellaneous fees and expenses	15,000
$50,430

ITEM 15.               Indemnification of Directors and Officers.

The Registrant’s Certificate of Incorporation provides that no director of the Registrant will be personally liable to the Registrant or any of its stockholders for monetary damages arising from the director’s breach of fiduciary duty as a director, with certain limited exceptions.

Pursuant to the provisions of Section 145 of the Delaware General Corporation Law (“DGCL”), every Delaware corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving in such a capacity at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise, against any and all expenses, judgments, fines and amounts paid in settlement and reasonably incurred in connection with such action, suit or proceeding.  The power to indemnify applies only if such person acted in good faith and in a manner such person reasonably believed to be in the best interests, or not opposed to the best interests, of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of defense and settlement expenses and not to any satisfaction of a judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of negligence or misconduct unless the court, in its discretion, believes that in light of all the circumstances indemnification should apply.

The Registrant’s Certificate of Incorporation contains provisions authorizing it to indemnify its officers and directors to the fullest extent permitted by the DGCL.

ITEM 16.               Exhibits

5.1	Opinion of Gardere Wynne Sewell LLP
23.1	Consent of KPMG LLP
23.2	Consent of KPMG LLP
23.3	Consent of Vitale, Caturano & Company, Ltd.
23.4	Consent of PricewaterhouseCoopers LLP
24.1	Power of Attorney (included on signature page)

ITEM 17.               Undertakings

The undersigned registrant hereby undertakes:

(1)                    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)                 To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)                To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)               To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)                    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)                    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irving, State of Texas, on this the 11th day of October, 2006.

DG FASTCHANNEL, INC.

By:	/s/ Scott K. Ginsburg
Scott K. Ginsburg, Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Scott K. Ginsburg and Omar A. Choucair, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him in his name, place and stead, in any and all capacities, to sign any or all amendments to this registration statement and additional registration statements relating to the same offering, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities indicated on the 11th day of October, 2006.

Name	Title	Date

/s/ Scott K. Ginsburg	Chairman of the Board and	October 11, 2006
Scott K. Ginsburg	Chief Executive Officer (Principal Executive Officer)

/s/ Omar A. Choucair	Director and	October 11, 2006
Omar A. Choucair	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

/s/ David M. Kantor	Director	October 11, 2006
David M. Kantor

/s/ Lisa Gallagher	Director	October 11, 2006
Lisa Gallagher

/s/ Kevin C. Howe	Director	October 11, 2006
Kevin C. Howe

/s/ Anthony J. LeVecchio	Director	October 11, 2006
Anthony J. LeVecchio

/s/ William Donner	Director	October 11, 2006
William Donner

INDEX TO EXHIBITS

5.1	Opinion of Gardere Wynne Sewell LLP
23.1	Consent of KPMG LLP
23.2	Consent of KPMG LLP
23.3	Consent of Vitale, Caturano & Company, Ltd.
23.4	Consent of PricewaterhouseCoopers LLP
24.1	Power of Attorney (included on signature page)